CUSIP No. 496904103	SCHEDULE 13D	Page 1 of 23

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

KINGSWAY FINANCIAL SERVICES INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

496904103

(CUSIP Number)

Mr. Joseph Stilwell

26 Broadway, 23rd Floor

New York, New York 10004

Telephone: (212) 269-5800

with a copy to:

Spencer L. Schneider, Esq.

70 Lafayette Street, 7th Floor

New York, New York 10013

Telephone: (212) 233-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),

240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 496904103	SCHEDULE 13D	Page 2 of 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 4,613,456
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 4,613,456
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,613,456
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.14%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 496904103	SCHEDULE 13D	Page 3 of 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 4,613,456
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 4,613,456
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,613,456
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.14%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 496904103	SCHEDULE 13D	Page 4 of 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 4,613,456
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 4,613,456
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,613,456
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.14%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 496904103	SCHEDULE 13D	Page 5 of 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 4,613,456
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 4,613,456
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,613,456
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.14%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 496904103	SCHEDULE 13D	Page 6 of 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Spencer L. Schneider
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 496904103	SCHEDULE 13D	Page 7 of 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
InsRisk Equity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 10,100
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 10,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): .01%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 496904103	SCHEDULE 13D	Page 8 of 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
InsRisk Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 10,100
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 10,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): .01%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 496904103	SCHEDULE 13D	Page 9 of 23

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Larry G. Swets, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 10,100
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 10,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): .01%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 496904103	SCHEDULE 13D	Page 10 of 23

Item 1.  Security and Issuer

This is the third amendment to the original Schedule 13D ("Third Amendment") which was filed on November 7, 2008 (the “Original Schedule 13D”), amended on November 14, 2008 (“First Amendment”), and amended on November 17, 2008 (“Second Amendment”). This Third Amendment is being filed jointly by Stilwell Value Partners III, L.P., a Delaware limited partnership ("Stilwell Value Partners III"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners III and Stilwell Associates; Joseph Stilwell, the managing and sole member of Stilwell Value LLC; Spencer L. Schneider; InsRisk Equity Fund, L.P., a Delaware limited partnership ("InsRisk Fund"); InsRisk Partners LLC, a Delaware limited liability company ("InsRisk Partners"); and Larry G. Swets, Jr. Stilwell Value Partners III, Stilwell Associates, Stilwell Value LLC, Mr. Stilwell, Mr. Schneider, InsRisk Fund, InsRisk Partners, and Mr. Swets are collectively referred to herein as the "Group."

This statement relates to the common stock ("Common Stock") of Kingsway Financial Services Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 7120 Hurontario Street, Suite 800, Mississauga, Ontario, Canada L5W 0A9. The amended joint filing agreement of the members of the Group is attached as Exhibit 2 to the First Amendment.

Item 2.  Identity and Background

(a)-(c)  This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the name of Stilwell Value Partners III and Stilwell Associates, in Joseph Stilwell's capacity as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III and Stilwell Associates.

This statement is filed by Larry G. Swets, Jr., with respect to the shares of Common Stock beneficially owned by Mr. Swets, including shares of Common Stock held in the name of InsRisk Fund, in Mr. Swets' capacity as the managing and sole member of InsRisk Partners, which is the general partner of InsRisk Fund.

The business address of Stilwell Value Partners III, Stilwell Associates, Stilwell Value LLC, and Joseph Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004. The business address of Mr. Schneider is 70 Lafayette Street, New York, NY 10013. The business address of InsRisk Fund, InsRisk Partners and Mr. Swets is 100 South Walnut, Itasca, Illinois 60143.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners III and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III, Stilwell Associates, and related partnerships. InsRisk Fund is a private investment partnership engaged in the purchase and sale of securities for its own account. InsRisk Partners is in the business of serving as the general partner of InsRisk Fund. Mr. Schneider is an attorney engaged in private practice. Mr. Swets is an insurance consultant.

CUSIP No. 496904103	SCHEDULE 13D	Page 11 of 23

(d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Messrs. Stilwell, Schneider, and Swets are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The amount of funds expended since the filing of the Second Amendment by Stilwell Associates to acquire the 133,456 shares of Common Stock it purchased since then is $531,051.20. Such funds were provided from Stilwell Associates’ working capital and, from time to time, in part by margin account loans from subsidiaries of JP Morgan Chase & Co. extended in the ordinary course of business. Also since the filing of the Second Amendment, Mr. Stilwell has purchased 45,000 shares of Common Stock at an aggregate purchase price of $200,150. Such funds were provided from his personal funds. Stilwell Value Partners III and InsRisk Fund have not purchased any shares of Common Stock since the filing of the Second Amendment.

All purchases of shares of Common Stock made by the Group using funds borrowed from Goldman Sachs or subsidiaries of JP Morgan Chase & Co., if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

We are filing this Third Amendment to report that we met with the Issuer’s officials on Saturday, November 21, 2008 in Toronto, and offered to rescind our requisition for a special shareholders meeting and have Michael Walsh remain on the board if our nominees were promptly added to the board.  We also stated our intention to proceed with the special shareholders meeting to remove Messrs. Walsh and Jackson if an agreement is not reached in the near future.

We also declined a request to meet with Shaun Jackson until such time as he resigns from, or is removed from, the board.  Michael Walsh, Brian Reeve, Thomas DiGiacomo, Shelly

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Gobin, Kathleen Howie, and Irwin Greenblatt attended for the Issuer. Joseph Stilwell, Spencer Schneider, and Larry Swets attended for the Stilwell Group.

We expressed our displeasure with the Issuer's expense reductions to date; we stated our belief that the Issuer should immediately reduce overhead expenses in the range of $50 million; and we informed the board and management representatives that the board's current practice to not require timetables for management to reduce expense levels by definite amounts is unacceptable to us.

We expressed our belief that the Issuer should sell and/or run-off non-core lines of business as quickly as possible and use excess capital to retire the Issuer’s debt at a discount and repurchase shares of common stock.

We disagreed with assertions that the Issuer is moving at an appropriate pace to address its problems. We stated that the price of the Issuer's public securities indicates that its owners do not have confidence in the board and management, and that actions need to be taken quickly to address that lack of confidence.

We stated our belief that a date certain be set to achieve a combined ratio below 100 and that date be communicated to shareholders. We stressed the importance of management accountability to clearly stated corporate goals.

We urge the Chairman and other board members to insist that management maximize value per share and minimize both operational and balance sheet risks. We oppose any capital raise by the Issuer. We believe management needs to reduce expense levels. We strongly oppose the Issuer's acquiring other companies or businesses at this time. We hope to work constructively with the existing management and board to help them focus on maximizing value per share. However, we will exercise our shareholder rights to whatever degree necessary in order to achieve our goals.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than five percent positions in 15 other publicly traded companies. For simplicity, these affiliates are referred to as the “Group”, “we”, “us”, or “our”. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. The filings are described below.

On May 1, 2000, we filed a Schedule 13D to report a position in Security of Pennsylvania Financial Corp. (“SPN”). We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition. We then sold our shares on the open market.

On July 7, 2000, we filed a Schedule 13D to report a position in Cameron Financial Corporation (“Cameron”). We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our

CUSIP No. 496904103	SCHEDULE 13D	Page 13 of 23

representatives to join the board, writing to other Cameron shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp., and we sold our shares on the open market.

On January 4, 2001, following the announcement by Community Financial Corp. (“CFIC”) of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries, we filed a Schedule 13D to report our position. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation, and we sold our shares on the open market.

On February 23, 2001, we filed a Schedule 13D to report a position in Montgomery Financial Corporation (“Montgomery”). On April 20, 2001, we met with Montgomery’s management, and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery were sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to make it more difficult for us to run an alternate slate by limiting the pool of potential nominees to local persons with a banking relation and shortening the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired a banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

On June 14, 2001, we filed a Schedule 13D reporting a position in HCB Bancshares, Inc. (“HCBB”). On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve the financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired a banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc. and we sold our shares on the open market.

On December 15, 2000, we filed a Schedule 13D reporting a position in Oregon Trail Financial Corp. (“OTFC”). In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our nominees on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but it refused. We sued OTFC in Baker County, Oregon, and the court ruled in

CUSIP No. 496904103	SCHEDULE 13D	Page 14 of 23

our favor and sanctioned it. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a 2-1 margin. In the five months after the filing of our first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce their current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw their lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger, and we sold substantially all of our shares on the open market.

On November 25, 2002, we filed a Schedule 13D reporting a position in American Physicians Capital, Inc. (“ACAP”). The Schedule 13D disclosed that on January 18, 2002, Michigan’s insurance department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee, Spencer L. Schneider, Esq., to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per-share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its President and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new President and CEO. On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Mr. Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our nominees remaining on ACAP’s board. On May 8, 2008, our nominees were re-elected to three-year terms expiring in 2011.

On June 30, 2003, we filed a Schedule 13D reporting a position in FPIC Insurance Group, Inc. (“FPIC”). On August 12, 2003, Florida’s insurance department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board and we signed a confidentiality agreement. On June 7, 2004, we disclosed that

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because FPIC’s management had taken steps to increase its market price to more adequately reflect its value, we sold our shares on the open market, decreasing our holdings below five percent.

On March 29, 2004, we filed a Schedule 13D reporting a position in Community Bancshares, Inc. (“COMB”). We disclosed our intention to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made good progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. On November 21, 2005, we also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation, and we sold our shares on the open market.

On June 20, 2005, we filed a Schedule 13D reporting a position in Prudential Bancorp, Inc. of Pennsylvania ("PBIP"). Most of PBIP’s shares are held by the Prudential Mutual Holding Company (the "MHC"), which is controlled by PBIP's board. The MHC controls most corporate decisions coming up for a shareholder vote, such as the election of directors. But regulations promulgated by the FDIC previously barred the MHC from voting on PBIP's management stock benefit plans, and PBIP's IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Mr. Stilwell on the board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting. In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP's voting public shares were withheld from voting on management's nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the "Fed") about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC's position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP's voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer, in response to a question posed by Mr. Stilwell, was unable to state the meaning of per share return on equity. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP's directors at the 2008 annual meeting of shareholders. At the February 4, 2008 annual meeting, an average of 77% of PBIP's voting public shares withheld

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their votes. Excluding shares held in PBIP's ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action in accordance with the demand described below. On June 11, 2008, we filed a notice to appeal certain portions of the lower court's August 15, 2007 order dismissing portions of the lawsuit.

On May 14, 2008, we made written demand that 87-year-old PBIP director John Judge resign or be removed due to disabling illness which may have progressed to senile dementia. We also demanded that the board take action to stop the directors from seeking to control the vote on the plans, and that each director personally reimburse PBIP for defending the lawsuit. On June 9, 2008, PBIP announced that Mr. Judge had resigned from the board in response to our demand.

On November 7, 2008, we entered into a settlement agreement and an expense agreement with PBIP under which we will support PBIP’s stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management, and, in exchange, PBIP will, subject to certain conditions, repurchase up to 3 million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases are not completed by a specified time.

On January 19, 2006, we filed a Schedule 13D reporting a position in SCPIE Holdings Inc. (“SKP”). We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. On December 14, 2006, SKP agreed to place Mr. Stilwell on the board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved.

On July 27, 2006, we filed a Schedule 13D reporting a position in Roma Financial Corp. (“ROMA”). Nearly 70% of ROMA’s shares are held by a mutual holding company (like PBIP) controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it promptly announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation

CUSIP No. 496904103	SCHEDULE 13D	Page 17 of 23

of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting.

On November 5, 2007, we filed a Schedule 13D reporting a position in Northeast Community Bancorp, Inc. (“NECB”). A majority of NECB’s shares are held by a mutual holding company (like PBIP and ROMA) controlled by NECB’s board. We have presented a model stock benefit plan to management that we would support based on a vesting schedule that more closely aligns management’s interests to shareholder returns. To date, management has not formally responded.

On May 23, 2008, we filed a Schedule 13D reporting a position in William Penn Bancorp, Inc. ("WMPN"). A majority of WMPN’s shares are held by a mutual holding company (like PBIP, ROMA, and NECB) controlled by WMPN’s board. We hope to work with management in maximizing shareholder value. On June 26, 2008, we provided a powerpoint presentation to management regarding our views on capital allocation guidelines.

On May 30, 2008, we filed a Schedule 13D reporting a position in Malvern Federal Bancorp, Inc. ("MLVF"). A majority of MLVF's shares are held by a mutual holding company (like PBIP, ROMA, NECB, and WMPN) controlled by MLVF's board. We hope to work with management in maximizing shareholder value. On June 26, 2008, we provided a powerpoint presentation to management regarding our views on capital allocation guidelines.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 55,068,528, reported as the number of outstanding shares as of September 30, 2008, in the Issuer's Form 6-K dated November 5, 2008. All purchases of shares of Common Stock reported herein were made in open-market transactions.

(A)  Stilwell Value Partners III

(a)	Aggregate number of shares beneficially owned: 4,613,456

Percentage: 8.14%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 4,613,456

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 4,613,456

(c)     Since the filing of the Original Schedule 13D, Stilwell Value Partners III has not purchased any shares of Common Stock.

CUSIP No. 496904103	SCHEDULE 13D	Page 18 of 23

(d)     Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

(B)  Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 4,613,456

Percentage: 8.14%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 4,613,456

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 4,613,456

(c)   Since the filing of the Second Amendment, Stilwell Associates has purchased 133,456 shares of Common Stock for a total of $531,051.20. The chart below reflects certain information concerning such purchases:

TRADE DATE	NUMBER OF SHARES	PRICE PER SHARE ($)	TOTAL COST($)
11/19/08	10,000	4.09	40,900.00
11/21/08	10,000	4.20	42,000.00
11/21/08	113,456	3.95	448,151.20

(d)     Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C) Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 4,613,456

Percentage: 8.14%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 4,613,456

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 4,613,456

(c)   Since the filing of the Second Amendment, Mr. Stilwell has purchased 45,000 shares of Common Stock for a total of $200,150. The chart below reflects certain information concerning such purchases:

CUSIP No. 496904103	SCHEDULE 13D	Page 19 of 23

TRADE DATE	NUMBER OF SHARES	PRICE PER SHARE ($)	TOTAL COST($)
11/18/08	25,000	4.69	117,250.00
11/19/08	10,000	4.09	40,900.00
11/21/08	10,000	4.20	42,000.00

(D)  Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 4,613,456

Percentage: 8.14%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 4,613,456

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 4,613,456

(c)	Stilwell Value LLC has made no purchases of shares of Common Stock.

(d)     Because he is the managing and sole member of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III and Stilwell Associates.

(E) Spencer L. Schneider

(a)	Aggregate number of shares beneficially owned: 0

Percentage: 0

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 0

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 0

(c)	Mr. Schneider has made no purchases of shares of Common Stock.

(F)  InsRisk Fund

(a)	Aggregate number of shares beneficially owned: 10,100

Percentage: .01%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 10,100

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 10,100

(c)     Since the filing of the First Amendment, InsRisk Partners has not purchased any shares of Common Stock.

CUSIP No. 496904103	SCHEDULE 13D	Page 20 of 23

(d)     Because he is the managing and sole member of InsRisk Partners, which is the general partner of InsRisk Fund, Mr. Swets has the power to direct the affairs of InsRisk Fund, including the voting and disposition of shares of Common Stock held in the name of InsRisk Fund. Therefore, Mr. Swets is deemed to share voting and disposition power with InsRisk Fund with regard to those shares of Common Stock.

(G)  InsRisk Partners

(a)	Aggregate number of shares beneficially owned: 10,100

Percentage: .01%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 10,100

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 10,100

(c)	InsRisk Partners has made no purchases of shares of Common Stock.

(d)     Because he is the managing and sole member of InsRisk Partners, Mr. Swets has the power to direct the affairs of InsRisk Partners. InsRisk Partners is the general partner of InsRisk Fund. Therefore, InsRisk Partners may be deemed to share with Mr. Swets voting and disposition power with regard to the shares of Common Stock held by InsRisk Fund.

(H)  Larry G. Swets, Jr.

(a)	Aggregate number of shares beneficially owned: 10,100

Percentage: .01%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 10,100

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 10,000

(c)	Mr. Swets has made no purchases of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 2 to the First Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners III and Stilwell Associates, and in Joseph Stilwell’s capacity as managing and sole member of Stilwell Value LLC, are entitled to an allocation of a portion of profits. InsRisk Partners, in its capacity as

CUSIP No. 496904103	SCHEDULE 13D	Page 21 of 23

general partner of InsRisk Fund, and in Mr. Swets’ capacity as managing and sole member of InsRisk Partners, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated November 7, 2008, filed with the Original Schedule 13D
2	Amended Joint Filing Agreement, dated November 14, 2008, filed with the First Amendment
3	Requisition Notice, dated November 11, 2008, filed with the First Amendment
4	Press Release, dated November 11, 2008, filed with the First Amendment
5	Letter to Joseph Stilwell from W. Shaun Jackson, President and Chief Executive Officer of the Issuer, dated November 17, 2008, filed with the Second Amendment
6	Letter to W. Shaun Jackson from Joseph Stilwell dated November 17, 2008, filed with the Second Amendment

CUSIP No. 496904103	SCHEDULE 13D	Page 22 of 23

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	November 24, 2008

STILWELL VALUE PARTNERS III, L.P.
By: STILWELL VALUE LLC General Partner /s/ Joseph Stilwell
By: Joseph Stilwell Managing and Sole Member
STILWELL ASSOCIATES, L.P. By: STILWELL VALUE LLC General Partner /s/ Joseph Stilwell
By: Joseph Stilwell Managing and Sole Member
STILWELL VALUE LLC /s/ Joseph Stilwell
By: Joseph Stilwell Managing and Sole Member
JOSEPH STILWELL /s/ Joseph Stilwell
Joseph Stilwell
SPENCER L. SCHNEIDER /s/ Spencer L. Schneider
Spencer L. Schneider
INSRISK EQUITY FUND, L.P. By: INSRISK PARTNERS LLC General Partner /s/ Larry G. Swets, Jr.
By: Larry G. Swets, Jr. Managing and Sole Member

CUSIP No. 496904103	SCHEDULE 13D	Page 23 of 23

INSRISK PARTNERS LLC /s/ Larry G. Swets, Jr.
By: Larry G. Swets, Jr. Managing and Sole Member
LARRY G. SWETS, JR. /s/Larry G. Swets, Jr.
Larry G. Swets, Jr.